News release

Zi Corporation Reports 2003 Year-End, Fourth Quarter Results

Annual Revenues from Core Zi Technology Business Up 33 Percent;
Sharp Reduction in Net Loss; Cash Flow Positive in Fourth Quarter

CALGARY, AB, March 19, 2004 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today released condensed financial results for its year and fourth quarter ended December 31, 2003. President and CEO Michael D. Donnell said that 2003 was a watershed year for Zi as it expanded its worldwide customer base and market presence, established key alliances, enhanced its product offerings and positioned the Company for sustainable growth and profitability going forward. Revenue from the Company's core Zi Technology business increased 33 percent in 2003 from prior year levels, net losses declined sharply and the Company generated positive cash flow in the 2003 fourth quarter. (All monetary amounts in this release are expressed in Canadian dollars unless otherwise indicated.)

Financial Highlights
For the period ended December 31 (thousands except per share amounts)	Three Months Ended		Year Ended
	2003	2002	2003	2002
Revenue	$ 4,679	$ 4,392	$ 14,491	$ 13,204
Net loss from continuing operations	(80)	(6,481)	(4,392)	(31,169)
Discontinued operations	-	7	-	(9,077)
Net loss	$ (80)	$ (6,474)	$ (4,392)	$ (40,247)
Net loss per share from continuing operations - basic and diluted	$ (0.002)	$ (0.17)	$ (0.11)	$ (0.83)
Net loss per share - basic and diluted	$ (0.002)	$ (0.17)	$ (0.11)	$ (1.07)

        Zi's company wide revenues in 2003 increased to $14.5 million, up 10 percent from 2002 revenues of $13.2 million, which included $2.5 million of revenue from Magic Lantern Corporation (MLC), a wholly-owned subsidiary that Zi sold in November 2002. Excluding the 2002 MLC revenue, the year-over-year increase in overall Company revenues in 2003 was 36 percent. Gross margins as a percentage of revenue in 2003 increased to 96 percent from 88 percent in the prior year as a much higher percentage of the Company's revenues in 2003 came from higher margin royalty fees.

        The net loss for 2003 declined sharply to $4.4 million, or a fully diluted loss of $0.11 per share, from a net loss of $40.2 million in 2002, or a fully diluted loss of $1.07 per share. The sharp decline in the 2003 net loss was due principally to the Company's continued focus on its core technology business, which resulted in increased revenue and improved overall gross margins; its stepped up emphasis on reducing and controlling operating expenses at all levels and the absence of non-recurring costs from 2002.

        The continued expansion of Zi's customer base in 2003 and growth in the number of handset models delivered to market by its licensees resulted in an increase in revenue from the Company's core technology business to $13.6 million, up from $10.2 million in 2002. By the end of 2003, Zi's base of customers paying royalties in 2003 increased 50 percent to 45, up from 30 in the prior year. The Zi Technology business generated operating income in 2003 of approximately $2.3 million, up from an operating loss in the prior year of $1.6 million.

        During 2003, 182 new handset models embedded with eZiText® were released into the market, bringing the total at December 31, 2003 to 398 compared to 216 a year earlier. The increase in the number of new handset models in the market relative to the increase in revenue reflects an industry practice of initially shipping limited quantities of new models until they have gained market acceptance.

        In the 2003 fourth quarter, company wide revenues were $4.7 million, compared to revenues in the 2002 fourth quarter of $4.4 million, which included approximately $450,000 of revenue from the Company's sold MLC subsidiary. The net loss in the fourth quarter of 2003 declined sharply to approximately $80,000, or a fully diluted loss per share of $0.002, from a net loss of $6.5 million, or a fully diluted loss per share of $0.17, in the fourth quarter of 2002. Zi generated positive operating cash flow in the 2003 fourth quarter, which follows breakeven operating cash flow in the third quarter of 2003.

        Revenues from the Company's Zi Technology business in the 2003 fourth quarter increased to $4.2 million, from $3.8 million in the prior year's fourth quarter, as the unit generated operating income in the quarter of approximately $1.4 million, up from operating income of $119,000 in the 2002 fourth quarter.

        Zi continues to focus on maintaining stringent cost controls and the Company believes it has built an infrastructure and cost base that can support further growth in revenue without the need for significant cost increases. As a result, incremental revenues should have an increasingly positive impact on profitability going forward.

        "We have spent the past few years building a foundation for Zi to grow on, in terms of licensing our technology and establishing our royalty base, and it is definitely beginning to pay off," Donnell said. "Zi solutions now lie at the heart of more than 400 different mobile phone models around the world and as we continue to win business from key customers in competitive situations and expand our product opportunities, that number will continue to grow.

        "Predictive text technology is an integral part of the rapidly expanding wireless telecommunications industry and we are positioned like no other company to expand along with it," Donnell added. "We have the distribution, the customer relationships, the market presence and the breadth of product to capture an increasing share of this global market."

        The 33 percent year-over-year revenue growth in the Company's Zi Technology business reflects its ongoing increases in market penetration and the continued and consistent implementation of its strategy to grow its core business in key markets worldwide.

        "Even though we are continuing to expand our presence in the Asian wireless market and leveraging additional opportunities with existing customers in that region," Donnell said, "we are seeing increased interest and expanding penetration of the European, North American and Latin America markets, as well."

        Last month the unveiling of Zi's new and unique dual language predictive text capability at the international 3GSM World Congress in France was well received and generated considerable interest. Dual language allows users to compose messages in a combination of two languages using simultaneous text entry and prediction without the need to change menus. With dual language capability, individual messages can be done in separate languages or one message can contain a mixture of two languages.

        As of December 31, 2003, the Company had signed a total of 98 licensees, compared to 63 licensees at the end of the 2002. Zi's customers are predominately original equipment manufacturers (OEMs) and original design manufacturers (ODMs) and include licensees such as Sony Ericsson, Samsung, Alcatel, Kyocera, Fujitsu, UTStarcom, LG Electronics, Ningo Bird, TCL and DBTel.

        To provide information on a more comparable basis with a majority of the industry and to better assist with the understanding of the financial statements to the majority of their users, who are in the United States, effective December 31, 2003, the Company initiated its financial reporting in conformity with U.S. GAAP. The financial measures and disclosures and the financial statements presented herein are, therefore, in accordance with U.S. GAAP.

Conference Call
         As previously announced, Zi is conducting a conference call to review its financial results today at 9:00 AM EST (Eastern). The dial-in number for the call in North America is 1-800-475-3716 and 1-719-457-2728 for overseas callers. A live audio webcast and replay of the call can be accessed for one year at the Company's website at www.zicorp.com.

About Zi Corporation
         Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company's intelligent predictive text interfaces, eZiTapTM and eZiText®, allow users to personalize the device and simplify text entry providing consumers with easy interaction for short messaging, e-mail, ecommerce, Web browsing and similar applications in almost any written language. eZiNetTM, Zi's new client/network based data indexing and retrieval solution, increases the usability for data-centric devices by reducing the number of key strokes required to access multiple types of data resident on a device, a network or both. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

Certain statements in this press release that involve expectations or intentions (such as those relating to future deployments or planned cooperation) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The information in this press release is based on Zi Corporation's current expectations and assumptions, and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks include, among others, general business and economic conditions, competitive actions, continued acceptance of Zi Corporation's products and services and dependence on third party performance as well as the risks and uncertainties referred to in Zi Corporation's 20-F for the most recent calendar year that is filed with the Securities and Exchange Commission. The reader should not place undue reliance on such forward looking statements. Zi Corporation does not assume any obligation to update such forward looking statements.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com

TABLES FOLLOW

ZI CORPORATION
CONSOLIDATED STATEMENTS OF LOSS

Years ended December 31	2003	2002	2001
(All amounts in Canadian dollars except share amounts)

Revenue
License and implementation fees	$13,557,330	$10,166,562	$5,130,553
Other product revenue	934,058	3,037,035	248,351
	14,491,388	13,203,597	5,378,904

Cost of sales
License and implementation fees	485,581	394,749	1,412,123
Other	117,310	1,233,312	227,287
	602,891	1,628,061	1,639,410

Gross margin	13,888,497	11,575,536	3,739,494

Operating expenses

Selling general and administrative	(11,395,883)	(17,849,562)	(10,226,620)
Litigation and legal	(1,206,421)	(11,794,981)	(3,052,701)
Product research and development	(2,940,322)	(4,365,803)	(1,000,614)
Depreciation and amortization	(1,865,648)	(3,833,991)	(3,045,997)
Impairment of goodwill	-	(1,976,908)	-
Impairment of intangible assets	-	(2,287,949)	-

Operating loss before undernoted	(3,519,777)	(30,533,658)	(13,586,438)

Interest on capital lease obligation	(13,922)	(139,046)	(50,744)
Other interest	(892,268)	(439,765)	(6,676)
Interest income and other income	33,685	286,429	1,553,973
Equity interest in loss of significantly influenced company	-	(343,402)	-
Loss from continuing operations before income taxes	(4,392,282)	(31,169,442)	(12,089,885)
Income taxes	-	-	(174,286)
Loss from continuing operations	(4,392,282)	(31,169,442)	(12,264,171)

Discontinued operations
Loss from discontinued operations	-	(9,077,079)	(7,957,967)
Net loss	$(4,392,282)	$(40,246,521)	$(20,222,138)

Basic and diluted loss from continuing operations per share	$(0.11)	$(0.83)	$(0.33)
Loss from discontinued operations per share	-	(0.24)	(0.21)
Basic and diluted loss per share	$(0.11)	$(1.07)	$(0.54)
Weighted average common shares	38,719,786	37,767,000	37,190,905
Common shares outstanding, end of period	39,371,560	37,914,250	37,544,650

ZI CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31	2003	2002	2001
(All amounts in Canadian dollars)

Net cash flow used in operating activities:
Net loss from continuing operations	$(4,392,282)	$(31,169,442)	$(12,264,171)
Items not affecting cash:
Loss (gain) on dispositions of capital assets	3,384	330,194	(20,983)
Depreciation and amortization	1,865,648	3,833,991	3,045,997
Impairment of goodwill	-	1,976,908	-
Impairment of intangible assets	-	2,287,949
Interest expense	135,079	240,573	-
Compensation expense	713,005	-	-
Equity in net loss of significantly influenced company	-	343,402	-
Decrease in non-cash working capital	(790,001)	1,896,595	1,410,072
Cash flow used in operating activities	(2,465,167)	(20,259,830)	(7,829,085)

Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	3,983,873	1,117,446	2,645,680
Settlement of note payable	(5,206,080)	-	-
Issuance of note payable	1,296,500	5,127,910	-
Payment of capital lease obligations	(158,952)	(143,080)	(139,700)
Cash flow from (used in) financing activities	(84,659)	6,102,276	2,505,980

Cash flow from (used in) investing activities:
Short-term investments	-	8,577,503	(8,577,503)
Purchase of capital assets	(1,410)	(1,060,012)	(642,137)
Proceeds from capital dispositions	3,594	50,964	118,321
Software development costs	(67,451)	(978,161)	(4,318,840)
Other deferred costs	-	(60,000)	(142,636)
Acquisition of subsidiaries net of bank indebtedness	-	(1,884,433)	-
Sale of subsidiary net of cash given up	562,200	(548,461)	-
Cash flow from (used in) investing activities	496,933	4,097,400	(13,562,795)

Cash flow used by discontinued operations	-	(3,730,127)	(10,516,575)
Effect of foreign exchange rate changes on cash and cash equivalents	(224,273)	42,088	1,601,573
Net cash outflow	(2,277,166)	(13,748,193)	(27,800,902)
Cash and cash equivalents, beginning of year	5,342,771	19,090,964	46,891,866
Cash and cash equivalents, end of year	$3,065,605	$5,342,771	$19,090,964

Non cash financing activity
Equipment acquired under capital lease	$-	$34,200	$83,695
Patent acquired through share issuance	$-	$-	$250,000
Acquisition of subsidiary	$-	$513,500	$-
Components of cash and cash equivalents
Cash	$3,065,605	$5,342,771	$4,971,376
Cash equivalents	$-	$-	$14,119,588
Supplemental cash flow information
Cash paid for interest	$771,111	$136,888	$57,420
Cash paid for income taxes	$-	$-	$174,286